Exhibit 99.2

Interim Condensed Consolidated Financial Statements of

CGI INC.

For the three and nine months ended June 30, 2021 and 2020

(unaudited)

Interim Consolidated Statements of Earnings

For the three and nine months ended June 30

(in thousands of Canadian dollars, except per share data) (unaudited)

		Three months ended June 30		Nine months ended June 30

	Notes	2021	2020	2021	2020
		$	$	$	$
Revenue	8	3,021,354	3,052,667	9,119,335	9,238,555

Operating expenses

Costs of services, selling and administrative		2,542,669	2,606,135	7,662,886	7,831,509

Acquisition-related and integration costs	6c	615	20,161	6,202	71,492

Restructuring costs		—	39,535	—	71,156

Net finance costs		25,656	30,700	79,065	84,050

Foreign exchange loss (gain)		1,916	(1,499)	(2,372)	1,663

		2,570,856	2,695,032	7,745,781	8,059,870

Earnings before income taxes		450,498	357,635	1,373,554	1,178,685

Income tax expense		112,024	96,728	350,416	312,737

Net earnings		338,474	260,907	1,023,138	865,948

Earnings per share

Basic earnings per share	5c	1.38	1.01	4.08	3.29

Diluted earnings per share	5c	1.36	1.00	4.02	3.24

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2021 and 2020	1

Interim Consolidated Statements of Comprehensive Income

For the three and nine months ended June 30

(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30

	2021	2020	2021	2020
	$	$	$	$
Net earnings	338,474	260,907	1,023,138	865,948

Items that will be reclassified subsequently to net earnings (net of income taxes):

Net unrealized (losses) gains on translating financial statements of foreign operations	(69,811)	(149,575)	(456,618)	356,563

Net gains (losses) on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	28,932	95,234	189,550	(7,695)

Deferred (costs) gains of hedging on cross-currency swaps	(1,458)	2,700	(6,437)	19,132

Net unrealized gains (losses) on cash flow hedges	635	(4,552)	(1,058)	(31,955)

Net unrealized (losses) gains on financial assets at fair value through other comprehensive income	(510)	2,833	(1,532)	2,644

Items that will not be reclassified subsequently to net earnings (net of income taxes):

Net remeasurement gains (losses) on defined benefit plans	24,886	(37,687)	32,013	(10,865)

Other comprehensive (loss) income	(17,326)	(91,047)	(244,082)	327,824

Comprehensive income	321,148	169,860	779,056	1,193,772

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2021 and 2020	2

Interim Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)

		As at	As at
	Notes	June 30, 2021	September 30, 2020
		$	$

Assets

Current assets

Cash and cash equivalents	7c and 9	1,266,957	1,707,985

Accounts receivable		1,193,458	1,219,302

Work in progress		1,035,637	1,075,252

Current financial assets	9	23,111	18,500

Prepaid expenses and other current assets		189,296	160,406

Income taxes		3,743	29,363
Total current assets before funds held for clients		3,712,202	4,210,808

Funds held for clients		633,052	725,178
Total current assets		4,345,254	4,935,986

Property, plant and equipment		348,015	372,946

Right-of-use assets		596,989	666,865

Contract costs		230,173	239,376

Intangible assets		504,332	521,462

Other long-term assets		210,836	163,739

Long-term financial assets		154,992	156,569

Deferred tax assets		106,161	113,484

Goodwill		8,102,595	8,379,931
		14,599,347	15,550,358

Liabilities

Current liabilities

Accounts payable and accrued liabilities		1,048,956	1,025,963

Accrued compensation		852,697	672,775

Current portion of long-term debt		578,555	310,764

Deferred revenue		443,115	426,393

Income taxes		175,870	136,928

Current portion of lease liabilities		170,001	178,720

Provisions		67,665	175,632

Current derivative financial instruments	9	18,919	8,328
Total current liabilities before clients’ funds obligations		3,355,778	2,935,503

Clients’ funds obligations		630,189	720,322
Total current liabilities		3,985,967	3,655,825

Long-term debt		2,750,792	3,276,331

Long-term income taxes		5,597	6,720

Long-term lease liabilities		625,401	697,650

Long-term provisions		27,867	23,888

Other long-term liabilities		198,326	185,374

Long-term derivative financial instruments	9	76,800	56,622

Deferred tax liabilities		112,454	158,341

Retirement benefits obligations		206,726	225,447
		7,989,930	8,286,198

Equity

Retained earnings		4,401,516	4,703,642

Accumulated other comprehensive income	4	301,628	545,710

Capital stock	5a	1,622,168	1,761,873

Contributed surplus		284,105	252,935
		6,609,417	7,264,160
		14,599,347	15,550,358

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2021 and 2020	3

Interim Consolidated Statements of Changes in Equity

For the nine months ended June 30

(in thousands of Canadian dollars) (unaudited)

			Accumulated
			other
		Retained	comprehensive	Capital	Contributed	Total
	Notes	earnings	income	stock	surplus	equity
		$	$	$	$	$

Balance as at September 30, 2020		4,703,642	545,710	1,761,873	252,935	7,264,160

Net earnings		1,023,138	—	—	—	1,023,138

Other comprehensive loss		—	(244,082)	—	—	(244,082)
Comprehensive income		1,023,138	(244,082)	—	—	779,056

Share-based payment costs		—	—	—	35,061	35,061

Income tax impact associated with stock options		—	—	—	13,782	13,782

Exercise of stock options	5a	—	—	62,383	(10,797)	51,586

Exercise of performance share units	5a	—	—	6,876	(6,876)	—

Purchase for cancellation of Class A subordinate voting shares	5a	(1,325,264)	—	(177,560)	—	(1,502,824)

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(31,404)	—	(31,404)
Balance as at June 30, 2021		4,401,516	301,628	1,622,168	284,105	6,609,417

			Accumulated
			other
		Retained	comprehensive	Capital	Contributed	Total
	Notes	earnings	income	stock	surplus	equity
		$	$	$	$	$

Balance as at September 30, 2019		4,557,855	176,694	1,903,977	245,577	6,884,103

Adoption of IFRS 16		(93,873)	—	—	—	(93,873)
Balance as at October 1, 2019		4,463,982	176,694	1,903,977	245,577	6,790,230

Net earnings		865,948	—	—	—	865,948

Other comprehensive income		—	327,824	—	—	327,824
Comprehensive income		865,948	327,824	—	—	1,193,772

Share-based payment costs		—	—	—	28,258	28,258

Income tax impact associated with stock options		—	—	—	(11,138)	(11,138)

Exercise of stock options	5a	—	—	56,276	(9,857)	46,419

Exercise of performance share units	5a	—	—	9,078	(9,078)	—

Purchase for cancellation of Class A subordinate voting shares	5a	(878,202)	—	(165,315)	—	(1,043,517)

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(55,287)	—	(55,287)
Balance as at June 30, 2020		4,451,728	504,518	1,748,729	243,762	6,948,737

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2021 and 2020	4

Interim Consolidated Statements of Cash Flows

For the three and nine months ended June 30

(in thousands of Canadian dollars) (unaudited)

		Three months ended June 30		Nine months ended June 30
	Notes	2021	2020	2021	2020
		$	$	$	$

Operating activities

Net earnings		338,474	260,907	1,023,138	865,948

Adjustments for:

Amortization, depreciation and impairment		125,787	150,158	382,951	413,233

Deferred income taxes (recovery)		3,355	2,058	(38,295)	(8,215)

Foreign exchange loss (gain)		5,179	(6,811)	1,036	(6,162)

Share-based payment costs		11,494	8,373	35,061	28,258

Net change in non-cash working capital items	7a	(65,385)	170,113	185,103	153,494

Cash provided by operating activities		418,904	584,798	1,588,994	1,446,556

Investing activities

Net change in short-term investments		(147)	5,656	1,326	4,065

Business acquisitions (considering the bank overdraft assumed and cash acquired)		(65,830)	(1,435)	(94,430)	(274,021)

Purchase of property, plant and equipment		(39,534)	(27,422)	(89,814)	(96,965)

Additions to contract costs		(14,949)	(17,951)	(49,800)	(53,679)

Additions to intangible assets		(30,101)	(33,872)	(85,298)	(84,702)

Purchase of long-term investments		(356)	(3,486)	(2,822)	(8,345)

Proceeds from sale of long-term investments		214	3,810	3,400	9,190

Cash used in investing activities		(150,703)	(74,700)	(317,438)	(504,457)

Financing activities

Net change in unsecured committed revolving credit facility		—	(99,748)	—	(334,371)

Increase of long-term debt		3,401	710,244	33,265	1,799,113

Repayment of long-term debt		(713)	(13,192)	(43,075)	(40,829)

Payment of lease liabilities		(39,053)	(46,093)	(130,829)	(135,500)

Repayment of debt assumed in business acquisitions		—	(5,011)	—	(28,243)

Payment for remaining shares of Acando[1]		—	—	—	(23,123)

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(31,404)	(55,287)

Purchase and cancellation of Class A subordinate voting shares	5a	(319,701)	—	(1,502,824)	(1,043,517)

Issuance of Class A subordinate voting shares		22,795	6,577	51,635	46,653

Cash (used in) provided by financing activities		(333,271)	552,777	(1,623,232)	184,896

Effect of foreign exchange rate changes on cash and cash equivalents		(7,767)	(83)	(89,352)	24,453
Net (decrease) increase in cash and cash equivalents		(72,837)	1,062,792	(441,028)	1,151,448

Cash and cash equivalents, beginning of period		1,339,794	302,487	1,707,985	213,831

Cash and cash equivalents, end of period		1,266,957	1,365,279	1,266,957	1,365,279

1     Related to a business acquisition made during the year ended September 30, 2019.

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2021 and 2020	5

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.	Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services (BPS), systems integration and consulting, as well as the sale of software solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2020 which were consistently applied to all periods presented.

These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2020.

The Company’s interim condensed consolidated financial statements for the three and nine months ended June 30, 2021 and 2020 were authorized for issue by the Board of Directors on July 27, 2021.

3.	Accounting policies

USE OF JUDGEMENTS AND ESTIMATES

For the period ended June 30, 2021, the Company assessed the impact of the uncertainties around the outbreak of the novel strain of the coronavirus, specifically identified as the COVID-19 pandemic, on its balance sheet carrying amounts. This review required the use of judgements and estimates and resulted in no material impacts.

The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant risk of material adjustments to the following: revenue recognition, deferred tax assets, estimated losses on revenue-generating contracts, impairment of property, plant and equipment, right-of-use assets, intangible assets and goodwill as well as litigation and claims.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2021 and 2020	6

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.	Accounting policies (continued)

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective as of June 30, 2021:

LIBOR reform with amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16

In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform.

For financial instruments at amortized cost, the amendment introduces a practical expedient such that if a change to contractual cash flow occurs as a direct consequence of the interbank offered rates (IBORs) reform and on economically equivalent terms to the previous basis, it will not result in an immediate gain or loss recognition. As for hedge accounting, the practical expedient allows hedge instruments relationship directly affected by the reform to continue. However, additional ineffectiveness might need to be recorded.

The Company has financial instruments exposed to the 1 month USD Libor rate which is planned to expire in June 2023. As at June 30 2021, the only instruments with a maturity date subsequent to June 2023 directly impacted by the IBORs reform are the unsecured committed term loan credit facility and the related cross-currency interest rate swaps (the hedging instruments) expiring in December 2023.

The standard will be effective on October 1, 2021 for the Company. The implementation of this amendment will result in no impact on the Company’s consolidated financial statements on adoption date. The Company is currently managing the process to transition the existing impacted agreements to an alternative rate.

4.	Accumulated other comprehensive income

	As at	As at
	June 30, 2021	September 30, 2020
	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $40,627 ($56,239 as at September 30, 2020)	546,186	1,002,804

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $34,741 ($63,692 as at September 30, 2020)	(227,912)	(417,462)

Deferred gains of hedging on cross-currency swaps, net of accumulated income tax expense of $2,747 ($4,049 as at September 30, 2020)	7,616	14,053

Net unrealized losses on cash flow hedges, net of accumulated income tax recovery of $3,087 ($2,554 as at September 30, 2020)	(6,993)	(5,935)

Net unrealized gains on financial assets at fair value through other comprehensive income, net of accumulated income tax expense of $793 ($1,291 as at September 30, 2020)	2,808	4,340

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $8,735 ($18,920 as at September 30, 2020)	(20,077)	(52,090)

	301,628	545,710

For the nine months ended June 30, 2021, $2,250,000 of the net unrealized losses on cash flow hedges, net of income tax recovery of $1,150,000, previously recognized in other comprehensive income were reclassified in the consolidated statements of earnings ($9,409,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $3,114,000, were reclassified for the nine months ended June 30, 2020).

For the nine months ended June 30, 2021, $7,713,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $2,780,000, were also reclassified in the consolidated statements of earnings ($15,041,000 and $1,536,000, respectively for the nine months ended June 30, 2020).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2021 and 2020	7

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share

a)	Capital stock

	Class A subordinate voting shares		Class B multiple voting shares			Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$

As at September 30, 2020	230,690,875	1,721,491	28,945,706	40,382	259,636,581	1,761,873
Issued upon exercise of stock options[1]	1,085,472	62,383	—	—	1,085,472	62,383
Performance share units (PSUs) exercised[2]	—	6,876	—	—	—	6,876
Purchased and cancelled[3]	(15,310,465)	(177,560)	—	—	(15,310,465)	(177,560)
Purchased and held in trusts[4]	—	(31,404)	—	—	—	(31,404)
Conversion of shares[5]	2,500,000	3,488	(2,500,000)	(3,488)	—	—
As at June 30, 2021	218,965,882	1,585,274	26,445,706	36,894	245,411,588	1,622,168

[1]

The carrying value of Class A subordinate voting shares includes $10,797,000, which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the nine months ended June 30, 2021 ($9,857,000 during the nine months ended June 30, 2020).

[2]

During the nine months ended June 30, 2021, 114,914 PSUs were exercised (157,788 during the nine months ended June 30, 2020) with a recorded value of $6,876,000 ($9,078,000 during the nine months ended June 30, 2020) that was removed from contributed surplus. As at June 30, 2021, 1,433,696 Class A subordinate voting shares were held in trusts under the PSU plans (1,243,022 as at June 30, 2020).

[3]

On January 26, 2021, the Company’s Board of Directors authorized and subsequently received the regulatory approval from the Toronto Stock Exchange (TSX), for the renewal of the Normal Course Issuer Bid (NCIB) for the purchase for cancellation of up to 19,184,831 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available for purchase for cancellation commencing on February 6, 2021 until no later than February 5, 2022, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or decided not to make any further purchases for cancellation under it.

During the nine months ended June 30, 2021, the Company purchased for cancellation 4,204,865 Class A subordinate voting shares from the Caisse de dépôt et placement du Québec for a cash consideration of $400,000,000 (6,008,905 and $600,000,000, respectively during the nine months ended June 30, 2020). The excess of the purchase price over the carrying value in the amount of $310,048,000 was charged to retained earnings ($471,455,000 during the nine months ended June 30, 2020). The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

In addition, during the nine months ended June 30, 2021, the Company purchased for cancellation 11,105,600 Class A subordinate voting shares (4,596,559 during the nine months ended June 30, 2020) under its previous and current NCIB for a cash consideration of $1,102,824,000 ($443,517,000 for the nine months ended June 30, 2020) and the excess of the purchase price over the carrying value in the amount of $1,015,216,000 ($406,747,000 for the nine months ended June 30, 2020) was charged to retained earnings.

[4]

During the nine months ended June 30, 2021, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 309,606 Class A subordinate voting shares of the Company on the open market (525,331 during the nine months ended June 30, 2020) for a cash consideration of $31,404,000 ($55,287,000 during the nine months ended June 30, 2020).

[5]

On March 1, 2021, the Co-founder and Advisor to the Executive Chairman of the Board of the Company, also a related party of the Company, converted a total of 2,500,000 Class B multiple voting shares into 2,500,000 Class A subordinate voting shares.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2021 and 2020	8

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share (continued)

b)	Share-based payments

i)	Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate voting shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate voting shares on the TSX on the day preceding the date of the grant. Stock options vest annually over four years from the date of the grant conditionally upon achievement of performance objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2020	8,934,097
Granted	993,840
Exercised (Note 5a)	(1,085,472)
Forfeited	(602,295)
Outstanding as at June 30, 2021	8,240,170

The weighted average fair value of stock options granted during the nine months ended June 30 and the weighted average assumptions used in the calculation of their fair value on the date of the grant using the Black-Scholes option pricing model were as follows:

	2021	2020

Grant date fair value ($)	16.75	17.71
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	20.76	16.60
Risk-free interest rate (%)	0.40	1.55
Expected life (years)	4.00	4.00
Exercise price ($)	97.84	110.65
Share price ($)	97.84	110.65

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock options.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2021 and 2020	9

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share (continued)

b)	Share-based payments (continued)

ii)	Performance share units (PSUs)

The Company operates two PSU plans with similar terms and conditions. Under both plans, the Board of Directors may grant PSUs to certain employees and officers which entitle them to receive one Class A subordinate voting share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Conditionally upon achievement of performance objectives, granted PSUs under the first plan vest annually over a period of four years from the date of the grant and granted PSUs under the second plan vest at the end of the four-year period.

Class A subordinate voting shares purchased in connection with the PSU plans are held in trusts for the benefit of the participants. The trusts, considered as structured entities, are consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 5a).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2020	1,231,470

Granted[1]	669,018

Exercised (Note 5a)	(114,914)

Forfeited	(360,793)

Outstanding as at June 30, 2021	1,424,781

[1]	The PSUs granted in the period had a grant date fair value of $94.00 per unit.

c)	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the three and nine months ended June 30:

			2021		Three months ended June 30 2020

	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	338,474	245,530,289	1.38	260,907	257,936,505	1.01
Net effect of dilutive stock options and PSUs[2]		4,006,037			3,465,724
	338,474	249,536,326	1.36	260,907	261,402,229	1.00

			2021		Nine months ended June 30 2020

	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	1,023,138	250,817,197	4.08	865,948	263,279,873	3.29
Net effect of dilutive stock options and PSUs[2]		3,847,571			4,239,589
	1,023,138	254,664,768	4.02	865,948	267,519,462	3.24

[1]

During the three months ended June 30, 2021, 2,949,800 Class A subordinate voting shares purchased for cancellation and 1,437,715 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (nil and 1,243,022, respectively during the three months ended June 30, 2020). During the nine months ended June 30, 2021, 15,310,465 Class A subordinate voting shares purchased for cancellation and 1,437,715 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (10,605,464 and 1,243,022, respectively during the nine months ended June 30, 2020).

[2]

The calculation of the diluted earnings per share excluded 1,292,447 and 1,295,600 stock options, respectively for the three and nine months ended June 30, 2021 (2,252,605 and 895,903, respectively for the three and nine months ended June 30, 2020), as they were anti-dilutive.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2021 and 2020	10

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.	Investments in subsidiaries

a)	Business acquisitions realized in the current fiscal year

The Company made the following acquisitions during the nine months ended June 30, 2021:

–

On December 31, 2020, the Company acquired the assets of Harris, Mackessy & Brennan, Inc.’s Professional Services Division, for a purchase price of $30,340,000. Based in the United States, the division focused on high-end technology consulting and services for commercial and government clients and is headquartered in Columbus, Ohio.

–

On May 3, 2021, the Company acquired all of the outstanding shares of Sense Corp, for a purchase price of $78,926,000. Based in the United States, the professional services firm focused on digital systems integration and consulting for state and local government and commercial clients and is headquartered in Saint-Louis, Missouri. The purchase price is mainly allocated to goodwill, which is not deductible for tax purposes, and mostly represents the future economic value associated with acquired work force and synergies with the Company’s operations.

For the nine months ended June 30, 2021, the above acquisitions would have contributed approximately $75,000,000 of revenues and $6,000,000 of earnings before acquisition-related and integration costs, and income taxes to the financial results of the Company had the acquisition dates been October 1, 2020. These pro-forma figures are estimated based on the historical financial performance of the acquired businesses prior to the business combinations and do not include any financial synergies.

These acquisitions were made to further expands CGI’s footprint in the region and to complement CGI’s proximity model.

b)	Business acquisitions realized in the prior fiscal year

During the nine months ended June 30, 2021, the Company finalized the fair value of assets acquired and liabilities assumed for SCISYS Group Plc, Meti Logiciels et Services SAS and TeraThink Corporation with no significant adjustments.

c)	Acquisition-related and integration costs

During the three and nine months ended June 30, 2021, the Company expensed $615,000 and $6,202,000, respectively, for acquisition-related and integration costs. These amounts include acquisition-related costs of $117,000 and $117,000, respectively, and integration costs of $498,000 and $6,085,000, respectively. The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs include terminations of employment of $198,000 and $948,000, respectively, accounted for in restructuring provisions, and other integration costs of $300,000 and $5,137,000, respectively.

During the three and nine months ended June 30, 2020, the Company expensed $20,161,000 and $71,492,000, respectively, for acquisition-related and integration costs. These amounts included acquisition-related costs of nil and $6,545,000, respectively, and integration costs of $20,161,000 and $64,947,000, respectively. The acquisition-related costs consisted mainly of professional fees incurred for the acquisitions. The integration costs included terminations of employment of $14,189,000 and $45,796,000, respectively, accounted for in restructuring provisions, and other integration costs of $5,972,000 and $19,151,000, respectively.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2021 and 2020	11

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.	Supplementary cash flow information

a)	Net change in non-cash working capital items is as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2021	2020	2021	2020
	$	$	$	$
Accounts receivable	(66,862)	93,340	(8,121)	78,307
Work in progress	(10,862)	52,070	(13,537)	72,408
Prepaid expenses and other assets	(23,571)	(15,004)	(55,651)	(5,078)
Long-term financial assets	(5,579)	(11,415)	(15,992)	(7,863)
Accounts payable and accrued liabilities	84,002	(24,334)	44,544	(28,763)
Accrued compensation	93,029	100,201	210,727	28,841
Deferred revenue	(112,965)	(80,347)	52,031	(45,312)
Income taxes	3,390	25,178	60,429	41,812
Provisions	(39,812)	20,183	(99,618)	24,938
Long-term liabilities	12,830	14,466	10,161	1,231
Derivative financial instruments	(14)	(346)	(60)	(405)
Retirement benefits obligations	1,029	(3,879)	190	(6,622)
	(65,385)	170,113	185,103	153,494

b)	Net interest paid and income taxes paid are classified within operating activities and are as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2021	2020	2021	2020
	$	$	$	$
Net interest paid	21,621	26,344	73,778	79,648
Income taxes paid	86,215	63,071	284,220	259,859

c)	Cash and cash equivalents consisted of unrestricted cash as at June 30, 2021 and September 30, 2020.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2021 and 2020	12

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Segmented information

The following tables present information on the Company’s operations which are managed through the following nine operating segments, namely: Western and Southern Europe (primarily France and Portugal); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; United Kingdom (U.K.) and Australia; Central and Eastern Europe (primarily Germany and the Netherlands); Scandinavia; Finland, Poland and Baltics; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

The operating segments reflect the current management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business.

								For the three months ended June 30, 2021
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	500,211	447,750	443,665	389,102	329,730	325,518	259,609	188,309	170,123	(32,663)	3,021,354
Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	65,268	74,331	101,665	72,472	42,705	29,892	13,479	25,848	51,109	—	476,769

Acquisition-related and integration costs (Note 6c)											(615)

Net finance costs											(25,656)
Earnings before income taxes											450,498

[1]  Total amortization and depreciation of $125,556,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $14,368,000, $17,341,000, $17,990,000, $11,592,000, $14,447,000, $18,681,000, $15,703,000, $8,955,000 and $6,479,000, respectively for the three months ended June 30, 2021.

								For the three months ended June 30, 2020

	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	456,408	486,013	418,083	442,039	340,723	298,030	272,450	198,221	173,730	(33,030)	3,052,667
Segment earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	45,687	92,286	87,814	58,230	59,046	22,430	1,551	26,427	54,560	—	448,031

Acquisition-related and integration costs (Note 6c)											(20,161)

Restructuring costs											(39,535)

Net finance costs											(30,700)
Earnings before income taxes											357,635

[1]

Total amortization and depreciation of $149,714,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $18,059,000, $23,958,000, $19,267,000, $12,781,000, $16,863,000, $21,642,000, $19,548,000, $11,664,000 and $5,932,000, respectively for the three months ended June 30, 2020. Amortization includes impairments in U.S. Commercial and State Government for $3,396,000 related to business solutions, Canada for $3,589,000 related to business solutions and in Finland, Poland and Baltics for $3,053,000 related to contract costs and a business solution. These assets were no longer expected to generate future economic benefits.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2021 and 2020	13

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Segmented information (continued)

								For the nine months ended June 30, 2021
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	1,494,119	1,314,999	1,317,185	1,199,727	1,002,598	980,844	807,955	594,523	498,547	(91,162)	9,119,335

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	205,811	202,894	298,716	183,292	163,534	108,006	55,091	85,048	156,429	—	1,458,821

Acquisition-related and integration costs (Note 6c)											(6,202)

Net finance costs											(79,065)

Earnings before income taxes											1,373,554

[1]  Total amortization and depreciation of $380,932,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $48,841,000, $52,995,000, $49,408,000, $36,666,000, $42,248,000, $53,458,000, $47,538,000, $30,476,000 and $19,302,000, respectively for the nine months ended June 30, 2021. Amortization includes impairments in Western and Southern Europe for $3,058,000 related to a business solution and in Finland, Poland and Baltics for $3,490,000 related to contract costs. These assets were no longer expected to generate future economic benefits.

								For the nine months ended June 30, 2020

	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	1,478,413	1,402,096	1,289,514	1,280,868	1,010,996	905,356	869,931	598,740	503,361	(100,720)	9,238,555

Segment earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	204,267	229,321	278,822	163,720	160,175	84,325	49,426	88,028	147,299	—	1,405,383

Acquisition-related and integration costs (Note 6c)											(71,492)

Restructuring costs											(71,156)

Net finance costs											(84,050)

Earnings before income taxes											1,178,685

[1]

Total amortization and depreciation of $412,324,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $48,289,000, $63,851,000, $53,400,000, $33,301,000, $51,224,000, $61,426,000, $53,607,000, $29,052,000 and $18,174,000, respectively for the nine months ended June 30, 2020. Amortization includes impairments in U.S. Commercial and State Government for $3,396,000 related to business solutions, Canada for $3,589,000 related to business solutions and in Finland, Poland and Baltics for $3,053,000 related to contract costs and a business solution. These assets were no longer expected to generate future economic benefits.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2020. Intersegment revenue is priced as if the revenue was from third parties.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2021 and 2020	14

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2021	2020	2021	2020
	$	$	$	$
Western and Southern Europe

France	439,032	397,557	1,312,684	1,296,761

Others	58,263	60,005	177,390	184,721
	497,295	457,562	1,490,074	1,481,482

U.S.[1]	865,194	945,960	2,589,371	2,735,892

Canada	475,855	450,659	1,417,466	1,381,679

U.K. and Australia

U.K.	363,414	378,794	1,106,464	1,122,368

Australia	17,202	18,278	50,220	46,477
	380,616	397,072	1,156,684	1,168,845

Central and Eastern Europe

Germany	192,594	177,436	587,597	533,963

Netherlands	123,929	114,525	363,779	347,515

Others	19,078	16,429	58,136	52,687
	335,601	308,390	1,009,512	934,165

Scandinavia

Sweden	199,362	207,985	615,998	658,958

Others	71,401	78,861	226,198	253,661
	270,763	286,846	842,196	912,619

Finland, Poland and Baltics

Finland	185,695	195,702	582,053	591,683

Others	9,235	9,171	28,247	28,099
	194,930	204,873	610,300	619,782

Asia Pacific

Others	1,100	1,305	3,732	4,091
	1,100	1,305	3,732	4,091
	3,021,354	3,052,667	9,119,335	9,238,555

[1]

External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $472,811,000 and $392,383,000, respectively for the three months ended June 30, 2021 ($498,102,000 and $447,858,000, respectively for the three months ended June 30, 2020). In addition, external revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $1,378,736,000 and $1,210,635,000, respectively for the nine months ended June 30, 2021 ($1,437,706,000 and $1,298,186,000, respectively for the nine months ended June 30, 2020).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2021 and 2020	15

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Segmented information (continued)

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2021	2020	2021	2020
	$	$	$	$
Systems integration and consulting	1,348,389	1,404,227	4,076,556	4,260,267
Managed IT and business process services	1,672,965	1,648,440	5,042,779	4,978,288
	3,021,354	3,052,667	9,119,335	9,238,555

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $376,461,000 and 12.5% of revenues for the three months ended June 30, 2021 ($431,132,000 and 14.1% for the three months ended June 30, 2020) and $1,155,936,000 and 12.7% of revenues for the nine months ended June 30, 2021 ($1,225,680,000 and 13.3% for the nine months ended June 30, 2020).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2021 and 2020	16

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Financial instruments

FAIR VALUE

All financial instruments are initially measured at fair value and are subsequently classified either at amortized cost, at fair value through earnings or at fair value through other comprehensive income.

The Company has made the following classifications:

Amortized cost

Trade accounts receivable, cash included in funds held for clients, long-term receivables within long-term financial assets, accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.

Fair value through earnings (FVTE)

Cash and cash equivalents, derivative financial instruments and deferred compensation plan assets within long-term financial assets.

Fair value through other comprehensive income (FVOCI)

Short-term investments included in current financial assets, long-term bonds included in funds held for clients and long-term investments within long-term financial assets.

FAIR VALUE HIERARCHY

Fair value measurements recognized in the consolidated balance sheet are classified in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to value financial instruments are as follows:

-

The fair value of Senior U.S. and euro unsecured notes, the unsecured committed revolving credit facility, the unsecured committed term loan credit facilities and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows;

-	The fair value of cash and cash equivalents and short-term investments included in current financial assets is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.

There were no changes in valuation techniques during the nine months ended June 30, 2021.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2021 and 2020	17

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy:

		As at June 30, 2021		As at September 30, 2020

	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Senior U.S. and euro unsecured notes	Level 2	1,125,997	1,184,319	1,211,965	1,297,632
Other long-term debt	Level 2	34,005	33,409	44,842	43,536
		1,160,002	1,217,728	1,256,807	1,341,168

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

During the nine months ended June 30, 2021, the Company extended the two-year unsecured committed term loan credit facility, entered into during the year ended September 30, 2020, by one year to March 2023. There were no material changes in the terms and conditions including interest rates and banking covenants.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2021 and 2020	18

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at June 30, 2021	As at September 30, 2020
		$	$
Financial assets
FVTE
Cash and cash equivalents	Level 2	1,266,957	1,707,985
Deferred compensation plan assets	Level 1	83,291	73,156
		1,350,248	1,781,141
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments included in current financial assets	Level 2
Cross-currency swaps		8,099	—
Foreign currency forward contracts		12,635	17,027
Interest rate swaps		2,228	—
Long-term derivative financial instruments	Level 2
Cross-currency swaps		27,497	25,362
Foreign currency forward contracts		4,266	8,636
Interest rate swaps		—	6,180
		54,725	57,205
FVOCI
Short-term investments included in current financial assets	Level 2	149	1,473
Long-term bonds included in funds held for clients	Level 2	137,101	148,470
Long-term investments	Level 2	19,784	22,612
		157,034	172,555
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2
Cross-currency swaps		15,234	5,320
Foreign currency forward contracts		3,685	3,008
Long-term derivative financial instruments	Level 2
Cross-currency swaps		70,992	52,275
Foreign currency forward contracts		5,808	4,347
		95,719	64,950

There were no transfers between Level 1 and Level 2 during the nine months ended June 30, 2021.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2021 and 2020	19